March 7, 2022

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on August 24, 2021 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 797, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 7, 2021 for the purpose of registering shares of the WisdomTree Efficient Gold Plus Equity Strategy Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please update all material or otherwise missing, incomplete or omitted information.

Response: The Registrant confirms all missing information will be included in the Fund’s Post-Effective Amendment.

2.	Comment: Please describe the ‘efficient’ aspect of the Fund’s name in the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus.

Response: The Registrant has added the following disclosure to the end of the first paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus:

The Fund uses U.S.-listed gold futures contracts to enhance the capital efficiency of the Fund. Capital efficiency is the ability for an investment to gain exposure to a particular market while using fewer assets.

3.	Comment: In accordance with Form N-1A, in Item 9, please include a more robust description of the Fund’s Item 4 investment strategy disclosure.

WisdomTree Asset Management, Inc. 230 Park Avenue, New York, NY 10169 | 212-801-2080 Tel 212-801-2081 Fax

Response: The Registrant has included all pertinent information in its Item 4 description of the “Principal Investment Strategies of the Fund” and respectfully declines to duplicate this information in the Fund’s Item 9 disclosure. General Instruction C.3(a) of Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Accordingly, we have not repeated the Fund’s principal investment strategies in the back half of the Prospectus.

4.	Comment: The Staff notes that the Fund’s name represents a focus on a specific type of investment and is covered by Rule 35d-1(a)(2) (the “Names Rule”) and the applicable 80% test. Please update the Fund’s 80% policy accordingly. Additionally, please confirm, for purposes of the Fund’s 80% policy, if futures contracts will be included based on their market or notional value.

Response: The Registrant has revised the Fund’s 80% policy, located in the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies” section of the Fund’s Prospectus, as follows (new language in bold):

The Fund will invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by the Fund’s name, including a combination of U.S.-listed gold futures contracts and U.S. equity securities, as well as other investments that, combined, have economic characteristics similar or equivalent to those of gold and U.S. equity securities.

In addition, the following language is included in the “Investment Limitations – Non-Fundamental Policies” section of the Statement of Additional Information (new language in bold):

The Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the types of securities suggested by the Fund’s name, including a combination of U.S.-listed gold futures contracts and U.S. equity securities, as well as other investments that, combined, have economic characteristics similar or equivalent to those of gold and U.S. equity securities. The Fund’s investment in derivatives will be included in its net assets when determining whether the Fund satisfies the 80% test described above and the Fund values those derivatives at market value.

As noted in the above SAI disclosure, the Registrant confirms that derivatives, including the futures contracts, are included in the Fund’s net assets for purposes of the Fund’s 80% policy, and the Fund values those derivatives at market value.

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5.	Comment: The Staff notes that the “Additional Information About the Fund’s Investment Strategies” section of the Fund’s Prospectus includes disclosure that “[t]he Fund will invest… in the types of securities suggested by the Fund’s name, including a combination of U.S.-listed gold futures contracts and equity securities, as well as other investments that, combined, have economic characteristics similar or equivalent to those of gold futures contracts and equity securities.” Please revise the disclosure to state “economic characteristics similar or equivalent to gold.”

Response: The disclosure has been revised accordingly. See the Registrant’s response to Comment 4.

Comments related to the WisdomTree Subsidiary:

6.	Comment: Please disclose that the Fund complies with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis.

Response: The Registrant hereby confirms that the Fund complies with such provisions.

7.	Comment: Please confirm that the investment adviser to the WisdomTree Subsidiary complies with provisions of the 1940 Act relating to investment advisory agreements (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please also include the WisdomTree Subsidiary’s advisory agreement as an exhibit to the registration statement.

Response: In connection with its approval of the parent Fund’s advisory contract pursuant to Section 15 of the 1940 Act, the Board of Trustees of the Fund is provided information regarding the activities of the WisdomTree Subsidiary, the nature and quality of the services provided with respect to the WisdomTree Subsidiary, and the fee waiver agreement applicable to the WisdomTree Subsidiary. However, the Trust respectfully submits that the WisdomTree Subsidiary is not an investment company and is therefore not required to comply with the requirements of Section 15 of the 1940 Act. In addition, the Trust does not believe that the WisdomTree Subsidiary’s advisory agreement is a material contract of the Fund requiring its inclusion as an exhibit to the registration statement. Notwithstanding, many of the material terms of the WisdomTree Subsidiary’s advisory agreement are similar to those of the advisory agreement for the Fund.

8.	Comment: Please confirm that the WisdomTree Subsidiary will comply with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17). Please disclose the identity of the custodian of the WisdomTree Subsidiary.

Response: The Registrant confirms that, with respect to the Fund, the WisdomTree Subsidiary will comply with the provisions relating to affiliated transactions under Section 17 and the rules thereunder. The Trust also confirms that the WisdomTree Subsidiary’s custodial arrangements will comply with the requirements of Section 17(f) of the 1940 Act. The registration statement discloses that State Street Bank and Trust Company, the Fund’s custodian, also serves as the custodian to the WisdomTree Subsidiary.

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9.	Comment: Please disclose any of the WisdomTree Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

Response: The Registrant notes that the Fund’s principal investment strategies and risks include the required disclosure.

10.	Comment: Please confirm that the financial statements of the WisdomTree Subsidiary will be consolidated with those of the Fund.

Response: The Trust confirms that the WisdomTree Subsidiary’s financial statements will be reported on a consolidated basis with those of the Fund.

11.	Comment: Please confirm in correspondence that: (1) the WisdomTree Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the WisdomTree Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the WisdomTree Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the WisdomTree Subsidiary and its board of directors will agree to inspection by the staff of the WisdomTree Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant so confirms.

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Sincerely,

/s/Joanne Antico
Joanne Antico, Esq.
Secretary

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

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